Exhibit 99.18

Group Member	Number of Shares and Class
Jean S. Trager 601 West Market Street Louisville, Kentucky 40202	392,945 Class A Common Stock (See Jean S. Trager cover page for additional information)
Jean S. Trager Trust 601 West Market Street Louisville, Kentucky 40202 Kentucky trust	0 Class A Common Stock